A REGISTERED INVESTMENT ADVISOR

Letter Agreement

November 3, 2010

To:	Unified Series Trust
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Leeb Focus Fund (the “Fund”), a series of the Unified Series Trust, an Ohio business trust (the “Trust”), pursuant to a Management Agreement approved by the Board of Trustees.

Effective April 1, 2011, we hereby agree to waive our advisory fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund’s total annual operating expenses, excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; any 12b-1 fees; taxes; any indirect expenses, such as fees and expenses incurred by other investment companies in which the Fund may invest; and extraordinary litigation expenses; at 1.50% of the Fund’s average daily net assets. This Agreement shall continue in place until the earlier to occur of March 31, 2012 or such date as the Fund is liquidated or terminated in accordance with the provisions of the Trust’s Declaration of Trust or Bylaws. We understand that we may not terminate this Agreement prior to such date, except that we may voluntarily agree to lower the expense cap.

Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Leeb Capital Management, Inc.

By:
Stephen Leeb, Chairman

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By:
John C Swhear, Senior Vice President

8 West 40th Street, 19th Floor, New York, NY 10018 • 800.524.LEEB (5332) • 212.653.1504 phone • 212.246.3696 fax

www.leebcapital.com